Innovative International Acquisition Corp.

24681 La Plaza Ste 300

Dana Point, CA 92629

September 29, 2023

VIA EDGAR
Division of Corporation Finance
Office of Trade & Services
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	Innovative International Acquisition Corp. (the “Company”)
Registration Statement on Form S-4, as amended
(File No. 333-269627) (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. EST on September 29, 2023, or as soon thereafter as practicable.

Please contact Sunyi Snow of McDermott Will & Emery LLP, counsel to the Company, at (214) 210-2810 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

Innovative International Acquisition Corp.

By:	/s/ Mohan Ananda
Name:	Mohan Ananda
Title:	Chief Executive Officer

cc:	McDermott Will & Emery LLP
Ellenoff Grossman & Schole LLP